Exhibit 99.1

Hongli Clean Energy Technologies Corp. Reports Fiscal Year 2016 Q1 Financial Results

55% of Quarter’s Revenue Derived From Syngas Sales

PINGDINGSHAN, China, November 13, 2015 /GlobeNewswire/ -- Hongli Clean Energy Technologies Corp. (NASDAQ: CETC) (“Hongli” or the “Company”), a vertically integrated producer of clean energy products located in Henan Province, today reported its financial results for the first quarter of fiscal year 2016, which ended September 30, 2015.

First Quarter Financial Highlights:

•	Revenue of syngas was $3.5 million for the quarter ended September 30, 2015 with sales volume of 35.8 million cubic meters and an average selling price per cubic meter of $0.10, which revenue accounted for 55.0% of the Company’s total revenue, highlighting the Company’s successful transformation from a coke and coal producer to clean energy producer.
•	Net income for the quarter ended September 30, 2015 was $1.7 million, or $0.07 per diluted share, compared to net loss of ($2.6) million, or ($0.12) per diluted share, for the same period of last fiscal year. The swing from loss to earnings per share represents a positive 158% change.
•	Gross profit for the quarter ended September 30, 2015 decreased by $0.2 million, or 7.73%, to $2.1 million but gross margin improved by 15.9 percentage to 32.7% for the quarter ended September 30, 2015. The decrease in gross profit (7.73%) was mainly due to the decline in the sales of coal and coke despite the higher gross profit contributed from the sales of syngas and the increase in margin was due to increasing sales of syngas.
•	Cost of revenues for the quarter ended September 30, 2015 decreased by 61.6%, from $11.3 million to $4.3 million compared to the same period last year. The decrease was mainly driven by lower sale volumes for coal and coke products and the low cost of revenue from syngas.

•	Revenue decreased by $7.1 million or 52.54% to $6.4 million for the three months ended September 30, 2015. Such decrease resulted from decreased sales of coal and coke products to steel plants, offset by increased sales of the Company’s new product, syngas.

Average price of syngas was approximately $0.10 or RMB 0.62 per cubic meter. The Company has long-term syngas supply agreements with customers to provide syngas at a fixed vending price of $0.10 or RMB 0.62 per cubic meter. Due to restrictions on coal consumption by the Chinese government, the use of syngas is encouraged and its price is currently lower than natural gas. The vending price of syngas is stable and we expect the price to increase.

On October 8, 2015, the Company and Bairui Trust entered into a supplemental agreement to extend the due date of one of its outstanding loans. The loan of $29.3 million or RMB 180 million was originally due on October 2, 2015. In accordance with the supplemental agreement, the due date was extended to April 2, 2016. Interest expense, which mainly resulted from interest accrued for the loans from Bairui Trust and Capital Paradise Limited, was $1.3 million, a decrease of $0.2 million or 14.71%, from $1.5 million as compared to the same period a year ago. The decrease in interest expense mainly resulted from the decrease of the principal of the loan from Bairui Trust. Hongli’s CEO Mr. Jianhua Lv commented“We view ourselves as one of the most innovative energy companies in China, and we are committed to bringing highly efficient clean fuel or “syngas” to our customers. We’re proud to announce that as of the end of September 2015, a majority of our revenue is derived from syngas and we believe we have successfully transformed from a traditional coal and coke producer into a syngas producer and innovative clean energy company. Such transformation not only helped us successfully weather adverse market conditions due to stricter environmental requirements imposed by the Chinese government, but the transformation also positively contributed to our future business development.” Mr. Lv added “With the improvement of our operating technology and expansion of our production capacity of clean-burning gas, we expect that syngas will contribute a higher proportion of our future revenues. In the third quarter of this fiscal year, we expect to utilize a technology called ‘Separation Pressure Swing Adsorption’ to generate hydrogen (where purity level is above 99.96%) and use ‘Deep Cryogenic technology’ to produce liquefied natural gas (where purity level is above 99.99%). Our technological innovations will bring our customers a bigger selection of clean energy.”

About Hongli Clean Energy Technologies Corp. Previously known as SinoCoking Coal and Coke Chemical Industries, Inc., Hongli Clean Energy Technologies Corp. (“Hongli” or the “Company”) is a Florida corporation and an emerging producer of clean energy products located in Pingdingshan City, Henan Province, China. The Company has historically been a vertically-integrated coal and coke processor of basic and value-added coal products for steel manufacturers, power generators, and various industrial users. The Company has been producing metallurgical coke since 2002, and acts as a key supplier to regional steel producers in central China. The Company also produces and supplies thermal coal to its customers in central China. The Company currently owns its assets and conducts its operations through its subsidiaries, Top Favour Limited and PingdingshanHongyuan Energy Science and Technology Development Co., Ltd., and its affiliated companies, Henan Province PingdingshanHongli Coal & Coke Co., Ltd., Baofeng Coking Factory, BaofengHongchang Coal Co., Ltd., BaofengHongguang Environment Protection Electricity Generating Co., Ltd., Zhonghong Energy Investment Company, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd., BaofengShuangri Coal Mining Co., Ltd., and BaofengXingsheng Coal Mining Co., Ltd.

For additional information on the Company, please go to  http://www.cetcchina.net/ or refer to the company's periodic reports filed with the Securities and Exchange Commission (http://www.cetcchina.net/sec-filings.html). Investors wishing to receive the Company's corporate communications as they become available may go to the company's Investor Relations site (http://www.cetcchina.net/corporate-overview.html) and register under Email Alerts.

Also, investors may submit questions directly to Mr. Lv and his staff to receive non-confidential information about the company's operations and products at the company's "Ask Management" blog (http://www.cetcchina.net/ask-management.html).

Forward-Looking Statements This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. The words or phrases "plans," "would be," "will allow," "intends to," "may result," "are expected to," "will continue," "anticipates," "expects," "estimate," "project," "indicate," "could," "potentially," "should," "believe," "think," "considers" or similar expressions are intended to identify "forward-looking statements." These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	June 30,
	2015	2015
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$139,233	$81,605
Accounts receivable, net	15,953,238	13,970,451
Other receivables and deposits	8,473	4,928,967
Inventories	5,947,825	3,191,605
Advances to suppliers	4,088,692	8,216,127
Prepaid expenses	-	16,670
Total current assets	26,137,461	30,405,425

PLANT AND EQUIPMENT, net	24,025,967	18,750,242

CONSTRUCTION IN PROGRESS	56,597,357	65,420,768

OTHER ASSETS
Security deposit	-	-
Prepayments	18,915,410	19,674,034
Intangible assets, net	54,021,548	56,355,185
Long-term investments	2,807,643	2,920,247
Other assets	110,170	114,589
Total other assets	75,854,771	79,064,055

Total assets	$182,615,556	$193,640,490

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current maturity of long term loans	$43,159,496	$44,471,220
Accounts payable, trade	275,501	70,164
Other payables and accrued liabilities	5,735,039	4,503,689
Other payables - related party	506,464	736,596
Acquisition payable	-	4,747,250
Customer deposits	77,210	80,306
Taxes payable	977,399	907,472
Current portion of warrants liability	-	289,481
Total current liabilities	50,731,109	55,806,178

LONG TERM LIABILITIES
Long term loans	-	-
Warrants liability	380,237	2,626,168
Total long term liabilities	380,237	2,626,168

Total liabilities	51,111,346	58,432,346

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 23,960,217 shares issued and outstanding as of September 20, 2015 and June 30, 2015, respectively	23,960	23,960
Additional paid-in capital	6,846,397	6,846,397
Statutory reserves	3,689,941	3,689,941
Retained earnings	110,539,595	108,831,633
Accumulated other comprehensive income	6,072,717	11,484,613
Total SinoCoking Coal and Coke Chemicals Industries, Inc's equity	127,172,610	130,876,544

NONCONTROLLING INTERESTS	4,331,600	4,331,600

Total equity	131,504,210	135,208,144

Total liabilities and equity	$182,615,556	$193,640,490

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended September 30,
	2015	2014

REVENUE	$6,442,238	$13,573,836

COST OF REVENUE	4,337,321	11,292,494

GROSS PROFIT	2,104,917	2,281,342

OPERATING EXPENSES:
Selling	25,666	34,164
General and administrative	1,160,299	887,795
Total operating expenses	1,185,965	921,959

INCOME (LOSS) FROM OPERATIONS	918,952	1,359,383

OTHER INCOME (EXPENSE)
Interest income	32	102,251
Interest expense	(1,276,981)	(1,497,213)
Other finance expense	(4,945)	(663)
Other income, net	-	-
Change in fair value of warrants	2,535,412	(2,027,162)
Total other income (expense), net	1,253,518	(3,422,787)

INCOME (LOSSES) BEFORE INCOME TAXES	2,172,470	(2,063,404)

PROVISION FOR INCOME TAXES	464,508	489,853

NET INCOME (LOSS)	1,707,962	(2,553,257)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(5,411,896)	(5,034)

COMPREHENSIVE INCOME (LOSS)	$(3,703,934)	$(2,558,291)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	23,960,217	21,310,527

EARNINGS (LOSSES) PER SHARE
Basic and diluted	$0.07	$(0.12)

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended September 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,707,962	$(2,553,257)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	381,353	279,032
Amortization and depletion	163,144	17,674
Write-off other receivables and advances to suppliers	-	-
Change in fair value of warrants	(2,535,412)	2,027,162
Bad debt expense	278,759	116,359
Amortization of prepaid expenses	16,670	8,333
Change in operating assets and liabilities
Accounts receivable, net	(2,984,556)	(2,641,476)
Other receivables	4,805,308	(72,829)
Inventories	(2,924,859)	3,224,546
Advances to suppliers	4,015,343	263,038
Prepaid expenses	-	-
Accounts payable, trade	211,335	(2,303,148)
Other payables and accrued liabilities	1,014,930	(675,686)
Customer deposits	-	-
Taxes payable	106,579	925,584
Net cash provided by (used in) operating activities	4,256,556	(1,384,668)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans receivable	-	4,500,000
Payments of gasification equipment	-	(7,026,661)
Payments of coal mine acquisition	(4,636,439)	-
Net cash provided by (used in) investing activities	(4,636,439)	(2,526,661)

CASH FLOWS FROM FINANCING ACTIVITIES:
Preceeds from short-term loans - CPL	1,362,700	-
Repayment of short-term loans - CPL	(1,045,892)	-
Proceeds from issuance of common stock	-	13,204,538
Proceeds from (payment to) related parties	(206,883)	2,016,383
Net cash provided by (used in) financing activities	109,925	15,220,921

EFFECT OF EXCHANGE RATE ON CASH	327,586	78,629

INCREASE (DECREASE) IN CASH	57,628	11,388,221

CASH, beginning of period	81,605	191,992

CASH, end of period	$139,233	$11,580,213

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$316,152	$336,180
Cash paid for interest expense, net of capitalized interest	$-	$2,123,933

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Common stock issued for a service fee	$-	$100,000
Issuance of warrants related to the sale of common stock	$-	$10,048,116
Transfer of construction in progress into plant and equipment	$6,400,540	$-

Company Contact:

Song Lv, CFO
Phone: + 86-375-2882-999
Email: lvsong@sinocoking.net
Website: http://www.cetcchina.net/